Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

April 25, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director Ji Shin, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Brittany Ebbert, Staff Accountant

Re:	Cloudera, Inc. Registration Statement on Form S-1 (File No. 333-217071) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Cloudera, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on April 27, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fenwick & West LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 17, 2017:

(i)	Dates of distribution: April 17, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 9

(iii)	Number of prospectuses furnished to investors: approximately 4,219

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 1,171

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC Acting severally on behalf of themselves and the several Underwriters
MORGAN STANLEY & CO. LLC
By:	/s/ Kyle A. Corcoran
	Name:	Kyle Corcoran
	Title:	Vice President

J.P. MORGAN SECURITIES LLC
By:	/s/ Greg Chamberlain
	Name:	Greg Chamberlain
	Title:	Managing Director
Head of TMT ECM